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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)<F*>


                                   Calgene, Inc.
- ------------------------------------------------------------------------------
                                 (Name of Issuer)

                           Common Stock, $.001 par value
- ------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                  129598 10 8
          ----------------------------------------------------------
                                 (CUSIP Number)

  Karl R. Barnickol, 800 N. Lindbergh Boulevard, St. Louis, Missouri 63167,
                                  (314) 694-1000
- ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 July 31, 1996
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               SCHEDULE 13D

CUSIP NO.   129598 10 8
         ------------------

1.             NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF
               ABOVE PERSONS

               Monsanto Company:  43-0420020

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                       (b) [ ]
               n/a

3.             SEC USE ONLY


4.             SOURCE OF FUNDS

               WC, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

               n/a

6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


               7.        SOLE VOTING POWER

 NUMBER OF               30,146,114
  SHARES
BENEFICIALLY   8.        SHARED VOTING POWER
   OWNED
  BY EACH                n/a
 REPORTING
  PERSON       9.        SOLE DISPOSITIVE POWER
   WITH
                         30,146,114

               10.       SHARED DISPOSITIVE POWER

                         n/a

11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               30,146,114

12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES[ ]

               n/a

13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               49.9%

14.            TYPE OF REPORTING PERSON

               CO


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This Amendment No. 2 amends Item 6 of the Schedule 13D filed by the
Company on April 10, 1996.

Item 6.  Contracts, Arrangements, Understandings, or Relationships
- ------------------------------------------------------------------
with Respect to Securities of the Issuer.
- -----------------------------------------

Item 6 is hereby amended by adding the following paragraph to the end of Item 6.

On July 31, 1996, the Issuer announced in a press release, which is submitted with this statement as an exhibit, that it and the Company which currently owns 49.9% of the Issuer's common stock outstanding, have entered into a letter of intent under which the Company will purchase an additional 6.25 million shares of Issuer's common stock at a price of $8.00 per share. This purchase would bring the Company's equity ownership interest to approximately 54.6% and would cause a shift in the composition of the Issuer's Board of Directors to provide for four independent directors (three nominated by the Issuer and one nominated by the Company), the Chief Executive Officer of the Issuer, and four nominees of the Company. The closing of the transaction is subject to execution of definitive written agreements, Issuer's shareholder approval, and any necessary government approvals. The Issuer also announced that Roger Salquist, who has served as the Issuer's Chairman and Chief Executive Officer, has resigned from these positions and will continue to serve as a director and consultant to the Issuer. Lloyd Kunimoto, currently Vice President for Strategic Planning and Business Development at Calgene has been named Acting Chief Executive Officer.

Item 7.  Material to be Filed as Exhibits.
- ------------------------------------------

1. Press Release of Calgene, Inc. dated July 31, 1996


                       Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: August 8, 1996                    MONSANTO COMPANY, a Delaware
                                        corporation


                                        By:      /s/ Karen L. Knopf
                                           -----------------------------------

                                        Name:        Karen L. Knopf
                                             ---------------------------------

                                        Title:       Assistant Secretary
                                              --------------------------------

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                                 EXHIBIT INDEX



           Exhibit
- ------------------------------------------------------------------------
99         Press Release of Calgene, Inc. dated July 31, 1996.


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